OPERATING AGREEMENT

OF

Craveworthy LLC

A Nevada Limited Liability Company

IMPORTANT NOTICE

The Units described in this Operating Agreement have not been registered under the Securities Act of 1933, as amended ("*Securities Act*"), and applicable state securities laws and have not been, and will not be, approved or disapproved by the U.S. Securities and Exchange Commission or by any state securities regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of an investment in the company. The Units will be offered pursuant to exemptions from registration under such securities laws. However, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that the membership interests are exempt from registration.

The Units may not be offered for sale, sold, or otherwise transferred except (i) pursuant to an effective registration statement or qualification under the Securities Act and applicable state securities laws or (ii) pursuant to an exemption from registration or qualification under the Securities Act and applicable state securities laws; the availability of such exemption must be established to the satisfaction of the Company as provided in this Operating Agreement.

No sale shall be made in a particular state unless the company verifies the securities are eligible for sale in that state.

OPERATING AGREEMENT

of

Craveworthy LLC

THIS AGREEMENT is made and entered into as of the 1st day of January 2023, by and among Craveworthy LLC, a Nevada limited liability company ("*Company*"), the members that are signatories hereto, and all subsequent holders of the Units of the Company.

DEFINITIONS

In addition to terms specifically defined in the body of this Agreement, the following terms used in this Agreement shall have the following meanings:

"*Act*" means the Nevada Limited Liability Company Act, as amended from time to time.

"*Adjusted Capital Account Deficit*" means the deficit balance, if any, in a Member's Capital Account as of the end of a relevant Allocation Period, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and (b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"*Allocation Period*" means any period of time for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to the Code, Regulations or other applicable law.

"*Capital Account*" means the Capital Account maintained for a Member in accordance with the following provisions: (a) to each Member's Capital Account there shall be credited (1) such Member's Capital Contributions, (2) such Member's distributive share of Profits and items of income or gain specially allocated pursuant to Sections 6.3 or 6.4 hereof, and (3) the amount of any Company liabilities (taking into account Code Section 752) assumed by such Member or which are secured by any Property distributed to such Member; (b) to each Member's Capital Account there shall be debited (1) the amount of money and the Gross Asset Value of any Property distributed to such Member pursuant to this Agreement, (2) such Member's distributive share of Losses and items of expenses or losses specially allocated pursuant to Sections 6.3 or 6.4 hereof, and (3) the amount of any liabilities (taking into account Code Section 752) of such Member assumed by the Company or which are secured by any Property contributed by such Member to the Company; and (c) in the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor.

All provisions in this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managers determines that it is prudent to modify the manner in which the Capital Accounts are maintained in order to comply with such Regulations, the Managers may make such modification(s), provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to this Agreement upon the dissolution of the Company.

"*Capital Contributions*" means the amount of money and the initial Gross Asset Value of any Property (other than money) contributed to the Company by or on behalf of any Member.

"*Cause*" shall mean: (a) a misappropriation of the Company's funds or other property; (b) a conviction of a felony; or (c) the engaging in a course of dishonest, disloyal or illegal conduct tending to place such Person in disrepute.

"*Class A Units*" an ownership interest in the Company including any and all benefits to which the holder of such Class A Units may be entitled as provided in this Agreement.

"*Class B Units*" an ownership interest in the Company including any and all benefits to which the holder of such Class B Units may be entitled as provided in this Agreement, which includes the Preferred Allocation.

"*Code*" means the Internal Revenue Code of 1986 as amended from time to time.

"*Company Minimum Gain*" has the meaning set forth in Regulations Section 1.704-2(d).

"*Confidential Information*" means any and all information which relates to the actual or contemplated business of the Company, without regard as to whether such information qualifies as a trade secret under applicable state law or whether such information is entitled to copyright protection under the United States Copyright Act, including, but not limited to, the following: products; "know-how"; inventions; methods; techniques; computer programs, databases, and computer software applications, and all updates and enhancements made thereto; pricing, policies and strategies; sales and marketing information and strategies; current and prospective client lists; current and prospective supplier lists; accounting information; financial statements, tax returns, cost information and analysis; new product strategies; technical information; research and development; training materials; business plans and proposals; designs, drawings, photographs, or other machine readable records; and various processes. The term "*Confidential Information*" shall also include the Confidential Information, as defined herein, of any client of the Company.

"*Contributing Member*" has the meaning set forth in Section 5.3.

"*Defaulting Member*" has the meaning set forth in Section 5.3.

"*Depreciation*" means an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for any applicable Allocation Period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"*Dissolution Event*" has the meaning set forth in Section 10.1.

"*Entity*" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, foreign business organization, or other legally recognized entity.

"*Gross Asset Value*" means an asset's adjusted basis for federal income tax purposes, except as follows:

1. The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managers;

2. The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) as determined by the Members, as of the following times: (a) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimus Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of cash or property in exchange for Units; (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) or (d) a grant of an interest in the Company as consideration for the provision of services to or for the benefit of the Company by a new or existing Member, provided that an adjustment described in clauses (a) and (b) above shall be made only if the Members reasonably determine that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

3. The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Managers; and

4. The Gross Asset Values of Company assets shall be increased or decreased to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profits" and

"Losses" or Section 6.3 hereof; provided, however, to the extent that an adjustment to the Gross Asset Values have been adjusted pursuant to subparagraph 2, the adjustments under this subparagraph 4 shall not apply.

"*Initial Public Offering*" has the meaning set forth in Section 12.13(a)

"*IPO Entity*" has the meaning set forth in Section 12.13(a).

"*Liquidation Period*" has the meaning set forth in Section 10.6.

"*Major Events*" means those actions set forth on **Exhibit B**.

"*Manager*" has the meaning set forth in Section 2.2(a).

"*Member*" means any Person who is identified as a Member on **Exhibit A** attached hereto and who has executed this Agreement as a Member, or who has become a substituted Member pursuant to the terms of this Agreement.

"*Member Nonrecourse Debt*" has the same meaning as the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

"*Member Nonrecourse Debt Minimum Gain*" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"*Member Nonrecourse Deductions*" has the same meaning as the term "partner nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

"*Net Cash Flow*" means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, acquisitions and contingencies, all as determined by the Manager.

"*Nonrecourse Deductions*" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

"*Nonrecourse Liability*" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"*Officer*" shall mean any individual elected by the Managers to be an Officer of the Company.

"*Partnership Representative*" has the meaning set forth in Section 8.3(a).

"*Percentage Interest*" means the ratio (expressed as a percentage) of the number of Units held by a Person to the aggregate number of Units held by all Persons on such date.

"*Person*" means any individual or Entity, and the heirs, executors, administrators, trustees, legal representatives, successors and assigns of such Person where the context so permits.

"*Permitted Transferee*" means a transferee of a Member's Units, but limited, in connection with a transfer made for bona fide estate planning purposes, either during the Member's lifetime or on death by will or intestacy, to his or her spouse, child (natural or adopted) or any other direct lineal descendant of such Member (or his spouse), or any other relative approved unanimously by the Managers, or any custodian or trustee of any trust, for the benefit of, or the ownership interests which are owned wholly by, such Member or the Member's family members.

"*Preferred Allocation*" means an allocation of Profits to the Class B Unitholders equal to the amount necessary so that each Class B Unitholder would receive a distribution pursuant to Section 10.3, equal to the product of such Class B Unitholder's Percentage Interest multiplied by the total amount distributed pursuant to Section 10.3, if immediately after such allocation the Company were to be dissolved and liquidated in accordance with Section 10.3.

"*Profits*" and "*Losses*" mean, for each Allocation Period, an amount equal to the Company's taxable income or loss for such Allocation Period, determined in accordance with Code Section 703(a), with the following adjustments (without duplication):

1.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added;

2.   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted;

3.   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain or loss from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

4.   Gain or loss resulting from any disposition of Property which is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

5.   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period, computed in accordance with the definition of Depreciation;

6. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Sections 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain or loss and shall be taken into account for purposes of computing Profits or Losses; and

7. Any items which are specially allocated pursuant to Sections 6.3 or 6.4 hereof shall not be taken into account in computing Profits and Losses.

"*Property*" means all real and personal property (including intangible property) acquired by the Company, including cash, and any improvements thereto.

"*Reconstitution Period*" has the meaning set forth in Section 10.2.

"*Regulations*" means the income tax regulations, including temporary regulations, promulgated under the Code; as such Regulations are amended from time to time.

"*Regulatory Allocations*" has the meaning set forth in Section 6.4.

"*Third-Party Sale*" means, directly or indirectly, by means of any transaction or series of transactions: (a) the sale of all or substantially all of the consolidated assets of the Company and its subsidiaries to any Person who, immediately prior to the contemplated transaction or series of transactions does not directly or indirectly own or have the right to acquire any outstanding Units (a "*Third-Party*"); or (b) a sale resulting in no less than a majority of the Units being held by a Third-Party.

"*Transfer*" means any voluntary or involuntary transfer, sale, donation, gift, pledge, encumber or hypothecation or other disposition.

"*Unadmitted Assignee*" means a Person who acquires Units but who is not admitted as a substituted Member pursuant to Section 9.11 and shall be entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement, including voting rights.

"*Units*" or "*Unit*" means Class A Units and Class B Units.

"*Unitholder*" means any Member, and Person who has become a substituted Member pursuant to the terms of this Agreement or an Unadmitted Assignee, each with respect to their Class A Units or Class B Units.

ARTICLE I

ORGANIZATION

1.1.   **Principal Place of Business**. The principal place of business of the Company shall be 755 Schneider Drive, South Elgin, Illinois 60177, unless otherwise determined by the Managers.

1.2   **Registered Office and Registered Agent**. The Company's registered office in the state of Nevada shall be at the office of its registered agent at 112 North Curry Street, Carson City, Nevada 89703, and the name of its registered agent in the state of Nevada shall be Corporation Service Company.

1.3   **Term**. The Company shall continue until the winding up and liquidation of the Company pursuant to this Agreement.

1.4   **Purpose; Powers**. The Company shall have the same powers as an individual to do all things necessary and convenient to carry out its business, to the fullest extent provided by the Act. With respect to issues not covered by this Agreement, the Act as in effect at such time shall govern. With respect to issues not covered by this Agreement or the Act, the Managers shall make all determinations and shall have authority to act on behalf of the Company.

1.5   **Title to Property**. All Property shall be owned by the Company and no Unitholder shall take any ownership interest in such Property in such Unitholder's individual name.

1.6   **Payment of Individual Obligations.** The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or encumbered for, or used in payment of, any obligation of any Unitholder or Manager.

ARTICLE II
MANAGEMENT

2.1   **Manager-Managed**. The business and affairs of the Company shall be Manager-managed and shall be managed by its Managers. The Managers shall direct, manage and control the business of the Company. Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of the Act, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to perform any and all acts or activities customary or incident to the management of the Company's business. A Manager shall not be required to manage the Company as the Manager's sole and exclusive function and such Manager may have other business interests and engage in activities in addition to those relating to the Company. Neither the Company nor any Unitholder shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Managers or to the income or proceeds derived therefrom.

2.2   **Number, Tenure, Qualifications and Vacancies**.

(a)   The Company shall initially have two Managers (each a "*Manager*"). The number of Managers of the Company shall be fixed from time to time by the unanimous vote of the Members holding Class B Units. A Manager may, but need not be, a Member of the Company.

(b)   If the number of Managers of the Company is an even number, then (i) for so long as Wildcat Investments, L.L.C. or RCS Holdings LLC is a Member of the Company, they shall be entitled to appoint one-half (1/2) of the Managers to act (the "*Wildcat Managers*"); (ii) for so long as FG Merchant Partners, LP is a Member of the Company, it shall be entitled to appoint one-half (1/2) of the Managers to act (the "*FG Managers*"); and (iii) in the event a vacancy is not filled by a Wildcat Manager or an FG Managers, as applicable, then such replacement Manager shall be elected by the affirmative vote of Members holding Class B Units. The initial Wildcat Manager shall be Gregg Majewski and the initial FG Manager shall be Larry G. Swets, Jr..

(c)   If the number of Managers of the Company is an odd number, then all of the Managers except for one shall be appointed as provided in Section 2.2(b), and the final Manager shall be elected by the unanimous vote of the Managers then-appointed.

(d)   Notwithstanding the foregoing, upon the completion of a transaction involving the Company's acquisition of all or substantially all of the equity or assets of Mongolian Concepts, LLC and the admission of CMG Companies or its affiliates as Members, the number of Managers shall be automatically set to five (5) and appointed as follows: (i) two (2) Wildcat Managers; (ii) two (2) FG Managers; and (iii) one (1) Manager nominated by CMG Companies or its affiliates, subject to the unanimous approval of the Wildcat Managers and the FG Managers.

(e)   Each Manager shall hold office until the Manager's successor shall have been elected (or appointed) and qualified.

2.3   **Voting**. Each Manager shall have one vote. Except as otherwise provided in this Agreement, the Managers shall act by the affirmative vote of a majority of the total number of votes by the Managers; provided, however, that the approval of any Major Events shall be subject to the unanimous approval of the Wildcat Managers and FG Managers; further provided, that in addition to the unanimous approval of the Wildcat Managers and the FG Managers, the affirmative vote of 60% of the Members shall be required to approve any Third-Party Sale where the projected remaining distributions after application of Section 10.3(a) and Section

10.3(b) will be insufficient to the extent Class A Unitholders will receive aggregate distributions that are less than their Capital Accounts if distributed under Section 10.3(c).

Any other provision of this Agreement, or the Company's Articles of Organization, at any time when there is more than one Manager, any one Manager may perform ministerial matters on behalf of the Company and may take any action permitted to be taken by the Managers pursuant to this Agreement if such action is in the ordinary course of the Company's business or otherwise authorized pursuant to this Agreement. No Manager shall take any action on behalf of the Company if such Manager has knowledge that such action is not authorized.

2.4   **Agency**. The Managers shall be agents of the Company for the purpose of transacting its business. No Unitholder, attorney-in-fact, employee or other Person shall be an agent of the Company for the purpose of transacting its business except to the extent that authority has been expressly delegated to such Person in writing by the Managers or by the provisions of this Agreement. No act of a Unitholder, Manager or other Person in contravention of a restriction on authority pursuant to this Agreement shall bind the Company.

2.5   **Managers' Fiduciary Duties**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Manager. Furthermore, each of the Managers, Members and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by the Act, and in doing so, acknowledges and agrees that the duties and obligations of each Manager to each other, to the Members and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Manager otherwise existing at law or in equity, are agreed by the Members and the Company to replace such other duties and liabilities of such Manager.

2.6   **Indemnification**. Subject to and consistent with Nev. Rev. Stat. Ann. § 86.411 and Nev. Rev. Stat. Ann. § 86.421, the Managers, and the Manager's officers, directors, managers, employees or agents (herein the "*Manager Parties*") shall not be liable to the Company nor to any Member for their good faith actions or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement. Subject to and consistent with Nev. Rev. Stat. Ann. § 86.411 and Nev. Rev. Stat. Ann. § 86.421, the Company does hereby indemnify and hold harmless the Manager Parties against and from any personal loss, liability or damages suffered as a result of any act or omission which the Manager (or any of the Manager Parties) believed, in good faith, to be within the scope of authority conferred by this Agreement, except for willful or fraudulent misconduct or gross negligence, but not in excess of the capital contributions of all Members. Notwithstanding the foregoing, the Company's indemnification of the Manager Parties is only with respect to such loss, liability or damage which is not otherwise compensated for by insurance carried for the benefit of the Company. Insurance coverage for public liability, and all other insurance deemed necessary or appropriate by the Managers to the business of the Company, shall be carried in such amounts and of such types as shall be determined by the Managers.

2.7   **Resignation**. Any Manager of the Company may resign at any time by giving written notice to all Members and Managers of the Company. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal or dissociation of a Member.

2.8   **[Intentionally Omitted]**.

2.9   **[Intentionally Omitted]**.

2.10   **Reimbursements**.   The Company shall reimburse the Unitholders and/or Managers for all expenses reasonably incurred and paid by any of them in the organization of the Company and as authorized by the Company in the conduct of the Company's business, including, without limitation, expenses of maintaining an office, telephones, travel, office equipment, and secretarial and other personnel as may reasonably be attributable to the Company.   Such expenses shall not include any expenses incurred in connection with a Unitholder's or Manager's exercise of their rights as a Unitholder or Manager apart from the authorized conduct of the Company's business.

2.11   **Meetings**. Meetings of the Managers, for any purpose or purposes, may be called by any Manager.   The Manager calling the meeting may designate any place within the State of Nevada as the place of meeting for any meeting of the Manager.   If no designation is made, the place of meeting shall be at the Company's then-current principal place of business. A Manager may participate in a meeting of Managers by means of conference telephone or similar communications equipment enabling all Managers participating in the meeting to hear one another.

2.12   **Notice of Meetings**. Except as otherwise provided in this Agreement, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be given to each Manager. Notice shall be given at least five business days before the time of the meeting, unless a longer notice period is established by the unanimous vote of the Managers. Each such notice shall state the time, date, place or other means of conducting such meeting and the purposes of the meeting. No actions other than those specified in the notice may be considered at any special meeting unless unanimously approved by the Managers. Any waiver of notice signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. If all of the Managers shall meet at any time and place and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, any lawful action may be taken.

2.13 **Action by Managers Without a Meeting**. Action required or permitted to be taken at a meeting of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Manager entitled to vote.

ARTICLE III
OFFICERS

3.1 **Number, Tenure, and Qualification of Officers**. The Company initially shall have Officers consisting of a Chief Executive Officer and President, Chief Financial Officer, various Executive Vice Presidents, and Secretary. The Managers may from time to time create and elect new officer positions. Each Officer shall hold office until his successor shall have been elected and qualified. An Officer need not be a Unitholder or Manager. Any two or more offices may be held by the same individual.

3.2 **Election and Term of Office**. The Officers of the Company shall be elected by the Managers. Each Officer shall hold office until his removal, resignation, or death.

3.3 **Resignation**. Any Officer or agent of the Company may resign at any time upon written notice to the Members or CEO. The resignation of any Officer shall take effect on the effective date of the notice or at such later date specified in such notice. The resignation need not be accepted to make it effective.

3.4 **Removal**. Any Officer or agent of the Company may be removed by the Managers. A Person's removal as an Officer shall not, by itself, have any effect on any other agreement between the Company and the removed Officer, including an employment agreement.

3.5 **Vacancies**. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Managers for the unexpired portion of the term.

3.6 **Salaries**. Salaries and other compensation may be paid to the Officers as fixed by the Managers.

3.7 **Power to Bind Company**. Except as otherwise provided herein, the Officers shall have the exclusive power to act for and bind the Company. Unless authorized to do so by this Agreement or by the Managers, no Unitholder, attorney-in-fact, employee, or other agent of the Company shall have the power or authority to act for or on behalf of the Company, to do any act that would bind the Company in any way, to pledge its credit, to render it liable for any purpose, to incur any expenditures on behalf of the Company, or to sign, countersign, execute, verify, or acknowledge any instrument or document on behalf of the Company. All Company instruments and documents shall be signed or countersigned, executed, verified, or acknowledged by such Officer or Officers or other person or persons as the Managers may from time to time authorize.

3.8   **Duties of Officers**.

(a)   **Chief Executive Officer and President**. The Chief Executive Officer and President ("*CEO*") shall direct, manage and control the business of the Company. Except for situations in which the approval of the Members or Managers is expressly required by this Agreement or by non-waivable provisions of the Act, the CEO shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to perform any and all acts or activities customary or incident to the management of the Company's business. The CEO shall be the chief executive officer of the Company, and shall (i) when present, preside at meetings of Members, (ii) see that all orders and resolutions of the Members are carried into effect, (iii) subject to Section 3.7, execute and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments, pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another Person or is expressly delegated by the Articles of Organization, this Agreement, the Members, or the Managers to some other Officer or agent of the Company, and (iv) perform any other duties prescribed by the Managers. In general, the CEO shall perform all duties incident to or customarily performed by the office of chief executive officer and president and such other duties as may be prescribed by the Managers from time to time.

(b)   **Chief Financial Officer**. The Chief Financial Officer shall report to the CEO and shall: (i) have custody and control of all funds of the Company, except funds held by designated trustees, (ii) deposit all money, drafts, and checks in the name of and to the credit of the Company in the banks and depositories designated by the Managers; (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Managers, making proper vouchers for them; (iv) disburse Company funds and issue checks and drafts in the name of the Company, as ordered by the Managers; (v) ensure that all accounts payable are paid; (vi) maintain accurate financial records for the Company; (vii) ensure that a true and accurate accounting of the financial transactions of the Company is made periodically; (viii) ensure that reports of the financial transactions and the financial condition of the Company are provided to the CEO, Members, and the Managers; (vi) perform other duties prescribed by the Managers or by the CEO, and (vii) in general, perform all duties incident to or customarily performed by the office of chief financial officer or treasurer.

(c) **Secretary**. The Secretary shall report to the CEO and shall: (i) act as corporate secretary of the Company and the Members; (ii) keep the minutes of the meetings of the Members, and any standing committees when required, in one or more books provided for that purpose; (iii) send appropriate notices or waivers of notice in accordance with the provisions of this Agreement or as required by law; (iv) prepare agenda and other materials for all meetings of the Members; (v) act as official custodian of the Company records and reports; and (vi) in general, perform all duties incident to or customarily performed by the office of the secretary and all other duties as from time to time be assigned by the Managers or the CEO.

(d) **Vice Presidents**. The Managers in their discretion may appoint one or more vice presidents that shall report to the CEO. The CEO may, from time to time, delegate to such executive vice presidents certain duties of the CEO in which case such executive vice presidents when so acting shall have all the powers of and be subject to all restrictions upon the CEO. If so appointed, and in the absence of the CEO or in the event of his inability or refusal to act, the executive vice presidents, in the order determined from time-to-time by resolution of the Managers, shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to the restrictions upon the CEO. The executive vice presidents shall perform such other duties and have such other powers as the Managers or CEO may from time to time prescribe.

ARTICLE IV
RIGHTS AND OBLIGATIONS OF UNITHOLDERS

4.1 **Limitation of Liability**. Each Unitholder's liability shall be limited as set forth in this Agreement, the Act and other applicable law. A Unitholder will not be personally liable for any debts, liabilities or losses of the Company beyond such Unitholder's Capital Contributions. Except as otherwise required in the Act, no Unitholder shall have an obligation to make an additional contribution to the Company to restore any deficit balance in such Unitholder's Capital Account.

4.2 **Withdrawals or Resignations**. No Unitholder may withdraw, retire or resign from the Company except as provided for in this Agreement.

4.3 **Priority and Return of Capital**. Except as may be expressly provided elsewhere in this Agreement, no Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits, Losses or other distributions; provided that this Section 4.3 shall not apply to loans which a Unitholder has made to the Company.

4.3 **Lack of Authority**. Each Unitholder represents, warrants and agrees that they shall not represent to any third party that such Unitholder has any authority in such Unitholder's capacity as a Unitholder to act for, or to assume any obligation or responsibility on behalf of, the Company unless expressly authorized in writing by the Managers.

4.4 **Meetings**. Meetings of the Members, for any purpose or purposes, may be called by any Manager or by any Member. The Members may designate any place within the State of Nevada as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be at the Company's then-current principal place of business. A Member may participate in a meeting of Members by means of conference telephone or similar communications equipment enabling all Members participating in the meeting to hear one another.

4.5 **Notice of Meetings**. Except as otherwise provided in this Agreement, the notice procedures described in Section 2.12 herein shall also apply to meeting of Members.

4.6 **Quorum**. Members holding at least a majority of the issued and outstanding Units, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

4.7 **Manner of Acting**. If a quorum is present, the affirmative vote of Members holding a majority of the Units shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Articles of Organization or by this Agreement. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

4.8 **Action by Members Without a Meeting**. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote.

4.9 **Partition**. During the term of the Company, each Member waives their rights to have any Company Property partitioned, or to file a complaint or institute any suit, action or proceeding at law or in equity to have any Company Property partitioned.

4.10 **Voluntary Dissociation**. No Unitholder shall be entitled to voluntarily dissociate from the Company before the dissolution and winding up of the Company except as specifically agreed upon by the Managers.

4.11   **Member Fiduciary Duties**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member. Furthermore, each of the Managers, Members and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by the Act, and in doing so, acknowledges and agrees that the duties and obligations of each Member to each other, to the Managers and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member otherwise existing at law or in equity, are agreed by the Members and the Company to replace such other duties and liabilities of such Member.

ARTICLE V
MEMBERSHIP INTERESTS AND CAPITAL CONTRIBUTIONS

5.1   **Initial Capital Contributions**. **Exhibit A** attached hereto sets out the name, address, initial Capital Contribution, initial number of Units and initial Percentage Interest of each Unitholder. The Company shall initially be authorized to issue 20,000,000 Class A Units and 8,750,000 Class B Units. Additional Units may be authorized by the unanimous vote of the Managers. No Unitholder shall be entitled to interest on or return of such Unitholder's Capital Contributions.

5.2   **Additional Contributions**. If a determination is made by the Managers that additional Capital Contributions are reasonably necessary for the Company, the Managers may request additional Capital Contributions from the Unitholders from time to time. Upon such a determination, the Managers shall give notice to all Unitholders in writing at least 30 days prior to the date on which an additional Capital Contribution is due. Such notice shall set forth the total amount of additional Capital Contribution needed, the additional Capital Contribution requested from each Unitholders (pro rata based on the respective Units of the Unitholder on the date such notice is given), the purpose for which the Capital Contributions are needed, and the date by which the additional Capital Contribution is due.

5.3   **Contributions by Nondefaulting Members.** If any Unitholder is unable or unwilling to make any or all of any additional Capital Contribution required of such Unitholder (a "*Defaulting Member*"), then the remaining Members may make a contribution in excess of their respective proportionate Unit (a "*Contributing Member*"). The remaining Members may make such contributions in equal Units or in any other proportion agreed upon by them. In the event any Member makes an additional Capital Contribution to the Company pursuant to this Section 5.3, such funds shall be allocated to such Contributing Member's Capital Account. In such event, the Company shall issue additional Units to the contributing Member based on each contributing Member's additional Capital Contribution as of such date *divided by* the price per Unit of the Units, which price per Unit shall equal (x) the fair value of the Company as a going concern (as determined in good faith by the Managers, not reflecting any discounts to such value because of the lack of marketability or lack of Control of the Company) as of such date without giving effect to any Capital Contributions made on such date *divided by* (y) the total number of Units outstanding on such date without giving effect to the issuance of Units on such date pursuant to this Section 5.3.

ARTICLE VI
ALLOCATIONS

6.1   **Profits**. After giving effect to the special allocations set forth in Sections 6.3 and 6.4, Profits for any Allocation Period shall be allocated to the Unitholders in the following order of priority:

(a)   first, to the Unitholders in proportion to the cumulative Losses previously allocated to them under Section 6.2 until a cumulative amount of Profits has been allocated to the Unitholders pursuant to this Section 6.1(a) equal to the aggregate amount of Losses allocated to such Unitholder pursuant to Section 6.2;

(b)   second, to Class B Unitholders, the Preferred Allocation, to the extent applicable;

(c)   thereafter, to the Unitholder in accordance with Percentage Interests.

6.2   **Losses**. After giving effect to the special allocations set forth in Sections 6.3 and 6.4 and subject to Section 6.5, Losses and items of deduction and credit for each Allocation Period shall be allocated to the Unitholders as follows:

(a)   first, to the Unitholders pro rata in proportion to the Unitholder's Units until the Adjusted Capital Account Deficit of any Unitholder is reduced to zero;

(b)   thereafter, to the Unitholders in accordance with Percentage Interests.

6.3   **Special Allocations**. The following special allocations shall be made in the following order:

(a)   **Minimum Gain Chargeback**. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 6, if there is a net decrease in Company Minimum Gain during any Allocation Period, each Unitholder shall be specially allocated items of Company income and gain for such Allocation Period in an amount equal to such Unitholder's Unit of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 6.3(a) is intended to comply with the minimum gain chargeback requirement in

Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)   **Unitholder Minimum Gain Chargeback**. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Section 6, if there is a net decrease in Unitholder Nonrecourse Debt Minimum Gain attributable to a Unitholder Nonrecourse Debt, each Unitholder who has a Unit of the Unitholder Nonrecourse Debt Minimum Gain attributable to such Unitholder Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Allocation Period in an amount equal to such Member's Unit of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Unitholder Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 6.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c)   **Qualified Income Offset**. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of Company income and gain shall be specially allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Unitholder as quickly as possible, provided that an allocation pursuant to this Section 6.3(c) shall be made only if and to the extent that the Unitholder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 6 have been tentatively made as if this Section 6.3(c) were not in this Agreement.

(d)   **Gross Income Allocation**. In the event any Unitholder has a deficit Capital Account at the end of any Allocation Period which is in excess of the amount such Unitholder is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Unitholder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.3(d) shall be made only if and to the extent that such Unitholder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 6 have been made as if Section 6.3(c) and this Section 6.3(d) were not in this Agreement.

(e)   **Nonrecourse Deductions**. Nonrecourse Deductions for any Allocation Period shall be specially allocated to the Unitholder in proportion to their respective Percentage Interests.

(f)   **Unitholder Nonrecourse Deductions**. Any Unitholder Nonrecourse Deductions for any Allocation Period shall be specially allocated to the Unitholder who bears the economic risk of loss with respect to the nonrecourse debt to which such Unitholder Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g)   **Section 754 Adjustments**. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Unitholder in complete liquidation of such Unitholder's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Unitholders in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Unitholder to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.4   **Curative Allocations**. The allocations set forth in Sections 6.3 and 6.5 (the "*Regulatory Allocations*") are intended to comply with certain requirements of the Regulations. The Unitholders intend that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.4. Therefore, notwithstanding any other provision of this Section 6, the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatsoever manner they determine appropriate so that, after such offsetting allocations are made, each Unitholder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unitholder would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 6.1 and 6.2.

6.5   **Loss Limitation**. Losses allocated pursuant to Section 6.2 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Unitholder to have an Adjusted Capital Account Deficit at the end of any Allocation Period. In the event some but not all of the Unitholders would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 6.2 hereof, the limitation set forth in this Section 6.5 shall be applied on a Unitholder by Unitholder basis and Losses not allocable to any Unitholder as a result of such limitation shall be allocated to the other Unitholders in accordance with the positive balances in such Unitholder's Capital Accounts so as to allocate the maximum permissible Losses to each Unitholder under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

ARTICLE VII
DISTRIBUTIONS

7.1 **Net Cash Flow**.   Subject to Section 10.3, distributions of Net Cash Flow shall be made to the Unitholders pro rata in accordance with Percentage Interest, at such times and in such amounts as determined by the Managers; provided, however, that the Company shall make distributions of money to each Member in an amount equal to the net income and gain allocable to such Member for income tax purposes *multiplied by* the highest combined federal, state and local tax rate applicable to the Unitholders to pay the federal and state income taxes on the income (net of any tax benefits produced for the Members by the Company's losses, deductions and credits).   The Company shall make the distributions required in this Section 7.1 in a timely manner to allow the tax attributable to the income passed through the Company to any Member to be paid when due.

7.2 **Limitation on Distributions**. Notwithstanding the foregoing to the contrary, no distributions shall be made by the Managers if, after the distribution is made; (a) the Company would not be able to pay its debts as they become due in the ordinary course of business; or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, wound up and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up and termination of Unitholders whose preferential rights are superior to those receiving the distribution.

ARTICLE VIII
ACCOUNTING AND RECORDS

8.1 **Accounting, Books and Records**. The Company shall keep on site at its principal place of business each of the following: (a) separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company in accordance with this Agreement; (b) a current list of the full name and last known business, residence, or mailing address of each Member and Managers, both past and present; (c) a copy of the Company's Articles of Organization and all amendments thereto; (d) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years; (e) a copy of this Agreement; (f) records of Capital Contributions made and/or required to be made by all Members; (g) any written consents obtained from Managers and/or Members regarding actions taken without a meeting; and (h) any other records required by the Act, the Code, Regulations or other applicable law.

8.2 **Tax Returns**. The Managers shall cause the filing of all tax returns or reports required to filed by the Company pursuant to the Act, the Code, Regulations or other applicable law. The Managers shall deliver within 15 days of filing, a copy of a Schedule K-1 to the Members.

8.3   **Tax Matters**.

(a)   **Appointment; Resignation**. The Members hereby appoint Gregg Majewski as the "partnership representative" as provided in Section 6223(a) of the Code (the "*Partnership Representative*"). The Partnership Representative can be removed at any time by a vote of a majority of the issued and outstanding Units held by Members, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Partnership Representative, a majority of the issued and outstanding Units held by Members shall select a replacement Partnership Representative.

(b)   **Tax Examinations and Audits.** The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members in a record of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon receipt of a notice of final partnership adjustment, and shall keep the Unitholders reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the vote or consent of the majority of the and outstanding Units held by Members, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any federal, state, local or foreign taxing authority.

(c)   **US Federal Tax Proceedings**. The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (including an election under Section 6226 of the Code), and the Unitholders shall take such actions reasonably requested by the Partnership Representative. To the extent that the Partnership Representative does not make an election under Section 6221(b) or Section 6226 of the Code: (i) the Company shall use commercially reasonable efforts to make any modifications available under Section 6225(c)(3), (4), and (5) of the Code; and (ii) the Unitholders shall take such actions as reasonably requested by the Partnership Representative, including filing amended returns and paying any tax due under Section

6225(c)(2)(A) of the Code, or paying any tax due and providing applicable information to the Internal Revenue Service under Section 6225(c)(2)(B) of the Code.

(d) **Section 754 Election.** The Partnership Representative will make an election under Section 754 of the Code, if requested in a record by the majority of the and outstanding Units held by Members.

(d) **Indemnification.** The Company shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as the Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct. The Company shall reimburse the Partnership Representative for all expenses reasonably incurred and paid by them in their capacity as the Partnership Representative.


ARTICLE IX
TRANSFERABILITY


9.1 **Transfers.** No Unitholder shall be entitled to Transfer all or any part of its Units except with the prior approval of the Managers, which approval may be given or withheld in the sole discretion of the Managers. No Member shall pledge, hypothecate, encumber or grant any other security interest in his Units without the prior written consent of all Managers.

9.2 **Voluntary Transfers.** Except as otherwise provided in this Agreement, no Member during such Member's lifetime or upon death, shall sell, assign or otherwise transfer any interest in such Member's Units without the prior written consent of all the Managers; provided, however, that Members may transfer their Units to a Permitted Transferee without prior written consent or approval during their lifetime or upon death.

9.3 **Purchase Options upon Death or Disability of a Member.** Upon the death or Disability of a Member, the Personal Representatives of such Member (as defined below), shall immediately be deemed to have offered to sell to the Company and the Class B Members all of such Member's Units. For the purposes of this Agreement, the term "*Personal Representative*" means any administrator, executor, trustee or other personal representative who is vested with the responsibility for administering the disposition of any Units on account of a such Member's death or Disability, and equally any individual who holds such Units as a legatee, distribute, or successor in interest or trustee where no executor, administrator or similar fiduciary is appointed or where any appointed executor, administrator or fiduciary does not have control over any of the deceased Member's Units.

(a)   *Notice.* Immediately upon the death or Disability of any Member, the Personal Representatives of such Member shall promptly give written notice of such death or Disability the Managers and the Class B Members.

(b)   *Company Option.* The Company shall have 60 days from the later of its receipt of the notice described in subsection (1) or its actual knowledge of such death or Disability in which to elect to buy all or any portion of the Units of the deceased Member. The decision by the Company to exercise the option described in this subsection (b) shall be made by the Managers. The closing of the Company's purchase of Units under this subsection (b) shall be mutually agreed upon but shall be within 60 days of the later of: (i) the deceased Member's death or Disability; (2) the appointment of a Personal Representative for such Member; (3) the determination of the Agreement Price; and (4) if applicable, the Company's receipt of proceeds from any insurance policy owned by the Company on the deceased Member's life.

(c)   *Class B Members Option.* Any Units not elected to be purchased by the Company pursuant to subsection (b) above shall be offered at the same price to the Class B Members, who shall have the right, by notice within 30 days of the expiration of the option period referenced in subsection (b) above, to elect to purchase all or any portion of the Units not purchased by the Company. Each such Class B Member shall be entitled to purchase such portion of the Units being offered pursuant to this subsection (c) as the number of Units owned by such Class B Member bears to the total number of Units owned by all Class B Members, unless such other Class B Members agree otherwise in writing. The closing of a purchase under this subsection (c) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in this subsection (c); (2) the appointment of a Personal Representative for such Member; and (3) the determination of the Agreement Price.

(d)   *Disability.* In the event of a dispute between the parties as to whether a Member should be deemed "Disabled" under this Agreement, the Managers of the Company shall select a licensed practicing physician to determine whether a Member shall be deemed "Disabled" for the purposes of this Agreement. Each Member agrees to cooperate in good faith in the selection of such physician and to submit to such examinations and tests as such physician shall deem necessary or appropriate. The parties shall abide by the decision of such physician regarding disability pursuant to this Section 9.3. The cost of such determination by such practicing physician shall be borne by the Company.

(e)   *Survival.* If the options set forth in Section 9.3(b) and (c) are not timely exercised, for a period of five years thereafter, either the Company or the Class B Members may exercise their respective options upon written notice to the Personal Representative.

9.4 **Purchase Options upon Involuntary Lifetime Transfers**. If any Member is required to Transfer all or any portion of his Units in an "*Involuntary Lifetime Transfer*" (as defined in <u>Section 9.4(c)</u> below), such Member (hereinafter referred to as the "*Involuntary Member*") shall give written notice of such involuntary transfer ("*Involuntary Offer Notice*") to the Managers and Class B Members setting forth a statement of the type of proposed involuntary transfer, the name and address of the proposed transferee, the number of Units subject to the Involuntary Lifetime Transfer and all other terms and conditions of the proposed Transfer.

(a) *Company Option.* Upon receipt of the Involuntary Offer Notice, the Company shall have the exclusive right and option, exercisable at any time during the period of 60 days from the Company's receipt of the Involuntary Offer Notice, to purchase any or all of the Units specified in the Involuntary Offer Notice. The decision by the Company to exercise the option described in this subsection (a) shall be made by the Managers. The closing of the Company's purchase under this subsection (a) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in the preceding sentence; and (2) the determination of the Agreement Price.

(b) *Class B Member Option.* Any Units not elected to be purchased by the Company within the option period set forth in subsection (a) above shall be offered at the same price to the Class B Members (other than the Involuntary Member), who shall have the right, within 30 days of the expiration of the option period referenced in subsection (a) above, to elect to purchase all or any of the Units not purchased by the Company. Each such Class B Member shall be entitled to purchase such portion of the Units being offered pursuant to this subsection (b) as the number of Units owned by such Class B Member bears to the total number of Units owned by all Class B Members, unless such other Class B Members agree otherwise in writing. The closing of a purchase under this subsection (b) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in this subsection (2); and (3) the determination of the Agreement Price.

(c) *Definition of Involuntary Transfer.* For the purposes of this <u>Section 9.4</u>, the term "*Involuntary Lifetime Transfer*" shall mean any Transfer contemplated as a result of any of the following: (1) any judgment is obtained in any legal or equitable proceeding against a Member, such judgment has become final and non-appealable, and the sale of any such Member's Units is contemplated or threatened under legal process as a result of such judgment; (2) any execution is issued on a judgment against a Member; (3) any of the Units of a Member are attached; or (4) there is instituted by or against a Member any other form of legal proceeding or process by which the sale or transfer of any of the Units of such Member becomes imminent and/or probable, including, without limitation, divorce, legal separation or marital property settlement proceedings, each event constituting a "*Transfer Event*".

(d)   *Survival.* If the options set forth in <u>Section 9.4(a)</u> and <u>(b)</u> are not timely exercised, for a period of five years thereafter, either the Company or the Class B Members may exercise their respective options upon written notice to the Involuntary Lifetime Transferee.

9.5   **Purchase Options upon Class A Member Change in Control**. Upon a "*Change in Control*" of a Class A Member (as defined in <u>Section 9.5(c)</u> below), such Class A Member (hereinafter referred to as the "*Change in Control Member*") shall give written notice of such Change in Control ("*Change in Control Offer Notice*") to the Managers and Class B Members setting forth a statement of the type of Change in Control, the identity of the new controlling persons or entities of the Class A Member and all other terms and conditions of Change in Control.

(a)   *Company Option.* Upon receipt of the Change in Control Offer Notice, the Company shall have the exclusive right and option, exercisable at any time during the period of 60 days from the Company's receipt of the Change in Control Offer Notice, to purchase any or all of the Units specified in the Change in Control Offer Notice. The decision by the Company to exercise the option described in this subsection (a) shall be made by the Managers. The closing of the Company's purchase under this subsection (a) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in the preceding sentence; and (2) the determination of the Agreement Price.

(b)   *Class B Member Option.* Any Units not elected to be purchased by the Company within the option period set forth in subsection (a) above shall be offered at the same price to the Class B Members (other than the Change in Control Member), who shall have the right, within 30 days of the expiration of the option period referenced in subsection (a) above, to elect to purchase all or any of the Units not purchased by the Company. Each such Class B Member shall be entitled to purchase such portion of the Units being offered pursuant to this subsection (b) as the number of Units owned by such Class B Member bears to the total number of Units owned by all Class B Members, unless such other Class B Members agree otherwise in writing.   The closing of a purchase under this subsection (b) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in this subsection (2); and (3) the determination of the Agreement Price.

(c)   *Definition of Change in Control.* For the purposes of this <u>Section 9.5</u>, the term "*Change in Control*" shall mean the occurrence of any event whereby: (i) individuals who constitute the board of directors or board of managers of the Member cease for any reason to constitute a majority of the board of directors or board of managers; or (ii) the owners of the issued and outstanding equity interests of such Member cease to own at least 50% of the issued and outstanding equity interests of such Member.

(d)   *Survival.* If the options set forth in <u>Section 9.5(a)</u> and <u>(b)</u> are not timely exercised, for a period of five years thereafter, either the Company or the Class B Members may exercise their respective options upon written notice to the Class A Member.

9.6   **Transfers in Violation of Agreement**. Any Transfer, or attempt to Transfer, any Units by any Member in violation of the terms and conditions of this Agreement shall be void and the transferee or beneficiary thereof shall not be the record or beneficial owner of such Units or any interest therein or entitled to any of the rights thereof.   If any Member or Manager shall discover that a Member ("*Transferring Member*") has Transferred or attempted to Transfer all or any portion of his Units in violation of the terms and conditions of this Agreement, such Member shall immediately provide notice ("*Transfer Notice*") of the same to the Managers and the Class B Members.

(a)   *Purchase Option of the Company.* Upon receipt of the Transfer Notice, the Company shall have the exclusive right and option, exercisable at any time during the period of 60 days from the Company's receipt of the Transfer Notice, to purchase any or all of the Units of the Transferring Member. The decision by the Company to exercise the option described in this <u>Section 9.6(a)</u> shall be made by the Managers. The closing of the Company's purchase under this <u>Section 9.6</u> shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in this <u>Section 9.6(a)</u> and (2) the determination of the Agreement Price.

(b)   *Purchase Option of Class B Members.* Any Units not elected to be purchased by the Company within the option period described in <u>Section 9.6(a)</u> shall be offered at the same price to the Class B Members, who shall have the right, within 30 days of the expiration of the option period referenced in <u>Section 9.6(a)</u> above to elect to purchase all or any portion of the Units not purchased by the Company. Each Class B Member shall be entitled to purchase such portion of the Units being offered as the number of Units owned by such Class B Member shall bear to the total number of Units owned by all other Class B Members desiring to purchase Units, unless such other Members agree otherwise in writing. The closing of a purchase of Units under this subsection (b) shall be mutually agreed upon but shall be within 60 days of the later of: (1) the expiration of the option period referenced in this <u>Section 9.6(b)</u> and (2) the determination of the Agreement Price.

(c)   *Power of Attorney.* In the event the Transferring Member shall fail to deliver the Transferring Member's Units in proper form on any closing date required under this <u>Section 9.6,</u> the Transferring Member hereby appoints any individual designated by the Company as attorney in fact to cancel the certificates representing the Transferring Member's Units as of any required closing date.

(d)   *Survival.* If the options set forth in <u>Section 9.6(b)</u> and <u>(c)</u> are not timely exercised, for a period of five years thereafter, either the Company or the Class B Members may exercise their respective options upon written notice to the Transferring Member or its successor.

9.7   **Purchase Price; Closing Procedure**.

(a)   The purchase price for any purchase of Units pursuant to this Article 9 shall be as follows:

(1)   for any purchase under <u>Section 9.3</u> (Death or Disability of Member), <u>Section 9.4</u> (Involuntary Lifetime Transfer), 100% of the Agreement Price less any transactional costs or fees incurred by the Company in connection with the transaction ("*Transaction Costs*");

(2)   for any purchase under <u>Section 9.5</u> (Change in Control of Class A Member) or <u>Section 9.6</u> (Transfers in Violation of the Agreement), 50% of Transferring Member's Capital Account on the date of the Transfer or attempted Transfer.

(b)   At any closing of a purchase of Units, the seller(s) shall convey the Units being sold to the purchaser(s) free and clear of all liens, claims and other encumbrances. At the closing, the purchaser(s) shall pay the purchase price to the seller(s) in immediately available funds; provided, that if the purchase price exceeds $10,000.00, the purchaser(s) may elect to pay the purchase price in installments pursuant to <u>Section 9.8</u> below.

9.7   **Agreement Price**. For the purposes of this Agreement, the "*Agreement Price*" shall be the fair market value of the Units as of the last day of the calendar month preceding the date of the event which triggers a sale of Units under this Agreement. The fair market value of each such Unit desired to be purchased shall be calculated by valuing the Company as a whole and dividing by the number of Units outstanding. The calculation of the fair market value of the Company as a whole shall be equal to 3 times the average annual EBITDA of the Company for the trailing 36 months less the Indebtedness of the Company.

9.8   **Installment Payments**.

(a)   Any purchaser of Units under this Agreement may elect to pay the purchase price in installments pursuant to this <u>Section 9.8</u>. Any election to pay in installments must be made, if at all, by a purchaser by written notice given to all sellers not later than 15 days prior to the date of closing.

(b)   If any purchaser of Units shall elect to pay in installments, then a minimum of 20% of the purchase price shall be paid in immediately available funds at the closing and a maximum of 80% of the purchase price shall be paid in 24 equal monthly installments of principal and interest following the closing date. Interest at a rate per annum equal to the highest prime rate of interest disclosed in the Wall Street Journal as of the business day immediately preceding the closing shall accrue on all unpaid amounts of the deferred portion of the purchase price and shall be payable to the full extent accrued on the date on which installment payments are to be made.

(c)   Any installment payment obligations described herein shall be evidenced by a non-negotiable promissory note, in substantially the form set out in **Exhibit C** attached hereto and secured by such purchaser in accordance with the terms and conditions of a certain Pledge Agreement executed by such purchaser in substantially the form attached hereto as Exhibit 1 thereto.

9.9   **Prohibited Transfers**. Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer, the Units Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement (i.e, the transferee shall be deemed an Unadmitted Assignee), which allocations and distributions may be applied to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Interest may have to the Company. In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that any of the foregoing may incur (including, without limitation, incremental tax liabilities and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

9.10   **Rights of Unadmitted Assignees**. A Person who acquires Units but who is not admitted as a substituted Member pursuant to Section 9.11 hereof shall be an Unadmitted Assignee entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement, including, without limitation, voting rights.

9.11   **Admission of Substituted Member**. Subject to the other provisions of this Section 9, a transferee of Units may be admitted to the Company as a substituted Member only upon satisfaction of the conditions set forth in this Section 9.11.

(a)   The Managers' consent to such admission as provided in Section 2.3, which consent may be given or withheld in the sole and absolute discretion of the Managers;

(b) The transferee of Units shall, by written instrument in form and substance reasonably satisfactory to the Manager, (1) accept and adopt the terms and provisions of this Agreement, including this Section 9, and (2) assume the obligations of the transferor Member under this Agreement with respect to the transferred Units. The transferor Member shall be released from all such assumed obligations except (1) those obligations or liabilities of the transferor Member arising out of a breach of this Agreement, and (2) those obligations or liabilities of the transferor Member based on events occurring, arising or maturing prior to the date of Transfer; and

(c) The transferee pays or reimburses the Company for all reasonable costs and expenses that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Units.

9.12 **Distributions and Allocations in Respect of Transferred Units**. If any Units are Transferred, Profits, Losses, and all other items attributable to the Transferred Units for an Allocation Period shall be divided and allocated between the transferor and the transferee by taking into account their varying Percentage Interests during the Allocation Period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager.

ARTICLE X
DISSOLUTION AND WINDING UP

10.1 **Dissolution**. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following (each a "*Dissolution Event*"): (a) the unanimous vote of the Managers to dissolve, wind up and liquidate the Company; or (b) a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business.

10.2 **Reconstitution**. If it is determined that the Company has dissolved prior to the occurrence of a Dissolution Event, then within an additional 90 days after such determination (the "*Reconstitution Period*"), all of the Members may elect to reconstitute the Company and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited liability company on terms identical to those set forth in this Agreement. If such an election is made within the Reconstitution Period, then unless otherwise agreed to by all Members, the Company's Articles of Organization and this Agreement shall automatically constitute the Articles of Organization and Operating Agreement of such new company and all of the assets and liabilities of the dissolved Company shall be deemed to have been automatically assigned, assumed, conveyed and transferred to the new company.

10.3 **Winding Up**. Upon the occurrence of (i) a Dissolution Event or (ii) a determination that the Company has dissolved prior to the occurrence of a

Dissolution Event (unless the Company is reconstituted pursuant to <u>Section 10.2</u> hereof), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors, and no Manager or Unitholder shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs, <u>provided</u> that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon all parties hereto until such time as the Company's Articles of Organization has been terminated pursuant to the Act. The Managers shall be responsible for overseeing the winding up and dissolution of the Company, which winding up and dissolution shall be completed as expeditiously as possible. The Managers shall take full account of the Company's liabilities and Property and shall cause the Property, or the proceeds from the sale thereof, to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a) First, to creditors (including Unitholders and Managers who are creditors) in satisfaction of all of the Company's debts and other liabilities, other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to Unitholders under the Act;

(b) Second, except as provided in this Agreement, to Unitholders and former Unitholders of the Company in satisfaction of liabilities for distribution under the Act;

(c) Third, to the Unitholders pro rata in accordance with positive balances in their Capital Accounts;

(d) The balance, if any, to Unitholders in accordance with their Percentage Interests.

10.4 **Rights of Unitholders**. Except as otherwise provided in this Agreement, each Unitholder shall look solely to the Property of the Company for the return of Capital Contributions and has no right or power to demand or receive Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Unitholders shall have no recourse against the Company or any other Member or Manager.

10.5 **Notice of Dissolution/Termination**. In the event a Dissolution Event occurs or an event occurs that would, but for provisions of <u>Section 10.1</u>, result in a dissolution of the Company, the Managers shall, within 30 days thereafter, provide written notice thereof to each of the Unitholders. Upon completion of the distribution of the Company's Property as provided in this <u>Section 10</u>, the Company shall be terminated, and the Managers shall cause the filing of Articles of Dissolution pursuant to the Act and shall take all such other actions as may be necessary to terminate the Company.

10.6 **Allocations During Period of Liquidation**. During the period commencing on the first day of the Allocation Period during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Unitholders pursuant to Section 10.3 hereof (the "*Liquidation Period*"), the Unitholders shall continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss or deduction in the manner provided in Section 6 hereof.

ARTICLE XI
RESTRICTIVE COVENANTS

11.1. **Confidentiality Provisions**.

(a) **Confidentiality Obligations**. During such period of time as any Unitholder owns any Units of the Company, and continuing after a Unitholder sells all Units owned by such Unitholder, each Unitholder agrees he or she shall: (1) maintain and preserve as confidential and secret, and shall not directly or indirectly divulge, use or duplicate, the Confidential Information, nor shall any Unitholder permit the use or duplication of the Confidential Information by any other persons, firms, entities or organizations, without the prior written consent of the Company; (2) use all reasonable precautions to ensure that access to, and use of, the Confidential Information is restricted solely to those employees and agents of the Company who have a need to know the Confidential Information to fulfill job-related duties and obligations for the Company and who have first executed an agreement in substantially the same form as this Agreement; and (3) upon a Unitholder's sale of all of his or her Units, promptly return or cause to be returned to the Company, all of the Confidential Information in such Unitholder's possession or control, including, without limitation, all originals and copies of all technical data, files, formulas, techniques, methods, research, books, catalogs, sales brochures, computer software applications, databases and programs (including any and all updates and enhancements made thereto), video tapes, current and prospective client lists, price lists, employee manuals, operating manuals, and any other documents, sales and marketing information and strategies, reflecting the Confidential Information, and all other materials furnished to or acquired by such Unitholder as a result of his or her employment with the Company and/or his or her ownership of Units.

(b) **Disclosures Required by Law**. If any Unitholder is requested or becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand, or similar process) or is required by a regulatory body to make any disclosure that is prohibited or otherwise constrained by this Agreement, such Unitholder will provide the Company with immediate notice of such requests so that the Company may seek an appropriate protective order or other appropriate remedy prior to the due date for responding to any such request. Subject to the foregoing, a Unitholder may furnish that portion of the Confidential Information that, in the written opinion of his or her counsel reasonably acceptable to the Company, such Unitholder is legally compelled or is otherwise required to disclose or else stand liable for contempt or suffer other material censure or material penalty; provided, however, that such Unitholder must use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so disclosed.

ARTICLE XII
MISCELLANEOUS

12.1 **Notices**. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) either by actual delivery of the notice into the hands of the parties thereunto entitled, (b) or by the mailing of the notice in the U.S. mail, certified mail, return receipt requested; or (c) sent by nationally recognized, overnight delivery service, addressed to the Unitholder's and/or Company's address, as appropriate, which is set forth in this Agreement. The notice shall be deemed to be received in case (a) on the date of its actual receipt by the party entitled thereto and in cases (b) or (c) on the date of its mailing or deposit with such delivery service. The failure or refusal of any party to accept any notice given pursuant to this Section shall be conclusively deemed receipt thereof and knowledge of its contents.

12.2 **Application of Nevada Law; Venue**. This Agreement and its interpretation shall be governed exclusively by its terms and by the laws of the State of Nevada, and specifically the Act without regard to conflicts of law principles. The parties hereto agree that any and all disputes arising from or related to this Agreement shall be resolved in the circuit courts located in DuPage County, Illinois or the federal courts located in Chicago, Illinois, as the case may be.

12.3 **Amendments**. This Agreement may be amended in writing by a majority of the Members holding Class B Units issued and outstanding; provided, however, that no amendment shall be permitted without the written consent of each Member affected thereby (the "*Affected Member*") if such amendment (1) increases the obligations of the Affected Member to make Capital Contributions, (2) increases the liability of the Affected Member, (3) alters the allocation to the Affected Member for tax purposes of any items of income, gain, loss, deduction, or credit, (4) alters the manner of computing the distributions to the Affected Member, (5) alters the voting rights of the Affected Member, or (6) modifies Section 9.7 or this

Section 12.3. If an amendment of this Agreement is approved as required by this Agreement, then this Agreement, as amended, shall be binding on all Members, regardless of whether such Members approved the amendment. Each Member hereby consents in advance to the amendment of **Exhibit A** to reflect changes thereto that have been otherwise approved as required under this Agreement.

12.4 **Execution of Additional Instruments**. Each Unitholder agrees to execute such other and further statements of interest and holdings, designations and other instruments necessary to comply with any laws, rules or regulations.

12.5 **Construction**. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

12.6 **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

12.7 **Waivers**. The failure of any party to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

12.8 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any other remedy. Said rights and remedies are given in addition to any other legal rights the parties may have.

12.9 **Severability**. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

12.10 **Heirs, Successors and Assigns.** Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

12.11 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Facsimile and electronic signatures shall be treated the same as an original signature for this Agreement.

12.12 **Entire Agreement**. This Agreement supersedes all agreements previously made between the parties relating to its subject matter. There are no other understandings or agreements between them. It contains the entire agreement of the parties. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

12.13 Initial Public Offering

(a) *Initial Public Offering.* If at any time the Managers desires to cause (i) a Transfer of all or a substantial portion of (x) the assets of the Company or (y) the Units to a newly organized corporation or other business entity (an "*IPO Entity*"), (ii) a merger or consolidation of the Company into or with a IPO Entity, or (iii) another restructuring of all or substantially all the assets or Units of the Company into an IPO Entity, including by way of the conversion of the Company into a corporation (any such corporation also herein referred to as an "IPO Entity"), in any such case in anticipation of or otherwise in connection with an Initial Public Offering of securities of an IPO Entity or its affiliate (an "*Initial Public Offering*"), each Unitholder shall take such steps to effect such Transfer, merger, consolidation, conversion, or other restructuring as may be reasonably requested by the Managers, including executing and delivering all agreements, instruments, and documents as may be reasonably required and Transferring or tendering such Unitholder's Units to an IPO Entity in exchange or consideration for shares of capital stock or other equity interests of the IPO Entity, determined in accordance with the valuation procedures set forth immediately below.

(b) *Fair Market Value.* In connection with a transaction described in immediately above, the Managers shall, in good faith but subject to the following sentence, determine the fair market value of the assets and/or Units Transferred to, merged with, or converted into shares of the IPO Entity, the aggregate fair market value of the IPO Entity, and the number of shares of capital stock or other equity interests to be issued to each Unitholder in exchange or consideration therefor. In determining fair market value, (i) the offering price of the Initial Public Offering shall be used by the Managers to determine the fair market value of the capital stock or other equity interests of the IPO Entity and (ii) the distributions that the Unitholders would have received with respect to their Units if the Company were dissolved, its affairs wound up, and distributions made to the Unitholders in accordance with Section 10.3 shall determine the fair market value of the Units. In addition, any Units to be converted into or redeemed or exchanged for shares of the IPO Entity shall receive shares with substantially equivalent economic, governance, priority, and other rights and privileges as in effect immediately prior to such transaction (disregarding the tax treatment of such transaction).

(c) *Appointment of Proxy.* Each Unitholder hereby makes, constitutes, and appoints the Company, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place, and stead, and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this Section 12.13(c). The proxy granted pursuant to this <u>Section 12.13(c)</u> is a special proxy coupled with an interest and is irrevocable.

(d) *Lock-Up.* Each Unitholder hereby agrees that in connection with an Initial Public Offering, and upon the request of the managing underwriter in such offering, such Unitholder shall not, without the prior written consent of such managing underwriter (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of, or otherwise dispose of, directly or indirectly, any Units (including any equity securities of the IPO Entity) held immediately before the effectiveness of the registration statement for such offering (whether such Units or Unit Equivalents or any such securities are then owned by the Member or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units (including equity securities of the IPO Entity) or such other securities, in cash or otherwise.

12.14 **REPRESENTATION.** THE PARTIES ACKNOWLEDGE AND AGREE THAT THIS AGREEMENT HAS BEEN DRAFTED BY THE LAW FIRM MOMKUS LLP, LEGAL COUNSEL FOR WILDCAT INVESTMENTS L.L.C. AND RCS HOLDINGS LLC. EACH UNITHOLDER ACKNOWLEDGES AND AGREES THAT SUCH UNITHOLDER HAS BEEN INFORMED THAT SUCH UNITHOLDER MAY ARRANGE FOR REVIEW OF THIS AGREEMENT BY INDEPENDENT LEGAL COUNSEL CHOSEN BY SUCH UNITHOLDER. BY EXECUTION OF THIS AGREEMENT, EACH UNITHOLDER ACKNOWLEDGES THAT SUCH UNITHOLDER HAS EITHER RETAINED SEPARATE LEGAL REPRESENTATION IN CONNECTION WITH THE REVIEW OF THIS AGREEMENT OR HAS ELECTED TO PROCEED WITHOUT LEGAL REPRESENTATION.

[signature page follows]

**SIGNATURE PAGE TO
CRAVEWORTHY LLC
OPERATING AGREEMENT**

MANAGERS:

_____
Gregg Majewski

_____
Larry G. Swets, Jr.

MEMBERS:

WILDCAT INVESTMENT, L.L.C.

_____
By: Gregg Majewski
Its: Manager

FG MERCHANT PARTNERS, LP

_____
By: Hassan Baqar, Chief Financial Officer
          FG Financial Group, Inc., Manager
          FG Merchant Partners GP, LLC, its General Partner

RCS HOLDINGS LLC

_____
By: Gregg Majewski
Its: Manager

**EXHIBIT A TO OPERATING AGREEMENT OF
CRAVEWORTHY LLC**

Initial Membership Information

Name & Address	Initial Capital Contribution	Initial Number of Units	Class of Units	Initial Percentage Interest
Wildcat Investments L.L.C. 755 Schneider Dr. South Elgin, IL 60177	$12,200	3,050,000	Class B	34.86%
FG Merchant Partners, LP, a Delaware limited partnership 104 S. Walnut Street, Unit 1A Itasca, IL 60143	$12,000	3,000,000	Class B	34.29%
RCS Holdings LLC 755 Schneider Dr. South Elgin, IL 60177	$10,800	2,700,000	Class B	30.85%

EXHIBIT B TO OPERATING AGREEMENT OF
CRAVEWORTHY LLC

MAJOR EVENTS

(a) Incurring or refinancing any obligation of the Company for borrowed money (including capitalized lease obligations) or other indebtedness in excess of $1,000,000 in the aggregate;

(b) Making any advance or loan (or series of advances or loans) to, or assuming any liability from, any entity or person in excess of $1,000,000;

(c) Acquiring or purchasing any asset or making an expenditure (or series of acquisitions, purchases, or expenditures) for consideration in excess of $1,000,000 other than payroll and inventory acquisition in the ordinary course of business;

(d) Agreeing to any guarantee or endorsement, or commitment relating to a loan or guarantee, of any obligation of any entity or person that, individually or in the aggregate in excess of $1,000,000;

(e) Creating, incurring, assuming or suffering to exist any encumbrance of any kind on the Company's assets now owned or hereafter acquired;

(f) Transferring any asset of the Company for consideration in excess of $1,000,000 or that would result in a material change in the business operations of the Company;

(g) Initiating or settling any claim, suit, action, case, or proceeding in excess of $1,000,000 or the forgiveness of debt in excess of $1,000,000;

(h) Entering into any lease that requires an aggregate annual rental in excess of $1,000,000;

(i) Hiring any employee that is a related party of any Member, Manager, employee, representative or agent of the Company;

(j) Adopting any individual or group employee retirement plan or any other welfare benefit plan or policy, or any modifications thereto;

(k) Acquiring any stock, securities or other interest in any other entity by the Company (other than the acquisition of less than 1% of the publicly-traded securities of an entity solely for investment purposes), or forming or participating in any joint venture, partnership, or similar arrangement by the Company;

(l) Materially changing the type of business of the company from that in which it is then engaged;

(m) Engaging in any merger, consolidation, liquidation, conversion into another form of entity, sale or transfer of all or a material portion of the assets of the Company, or any similar business combination or other transaction to which the Company is a party or to which the Company is otherwise subject;

(n) Engaging in an Initial Public Offering;

(o) Admitting a new Member or issuing any equity in the Company;

(p) Issuing or Redeeming any Units by the Company;

(q) Removing a Manager;

(r) Filing a voluntary proceeding under the U.S. Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, fraudulent conveyance, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally;

(s) Making any distribution to Unitholders, including but not limited to, any distribution under Section 7.1;

(t) Voting to dissolve, wind up and liquidate the Company, including but not limited to, such vote under Section 10.1; or

(u) Determining the number, tenure, removal, and election of any Officer, including but not limited to, all such other actions of the Managers under Article III.

**EXHIBIT C TO OPERATING AGREEMENT OF
CRAVEWORTHY LLC**

PROMISSORY NOTE

Principal Amount: $_____

Dated: _____

      The undersigned, _____ ("Maker"), promises to pay to the order of _____ ("_Holder_"), the principal sum of _____ Dollars ($_____), with interest at the rate described in Paragraph 2 below:

      1.   **Place of Payment**. All payments shall be made to the Holder at such addresses designated by Holder from time to time.

      2.   **Interest**. The interest due on this Note shall be equal to the applicable federal rate, which rate is _____ percent (_____%). Interest shall begin to accrue as of the date of this Note.

      3.   **Payment**. The total principal and interest of this Note shall be payable in sixty (60) equal monthly installments, the first installment to be payable one (1) month from the date hereof and the remaining installments to be payable at the end of each succeeding month thereafter until the principal sum of this Note, and all accrued and unpaid interest, shall have been paid in full. The principal and any accrued and unpaid interest shall be paid on or before the five (5) year anniversary of the date of this Note.

      4.   **Security**. The obligations of Maker pursuant to this Note shall be secured by Maker's Membership Interests in Craveworthy LLC pursuant to a certain Pledge Agreement executed and delivered by Maker in the form of Exhibit A attached hereto.

      5.   **Prepayment**. This Note may be pre-paid in part or in full at any time without penalty.

      6.   **Acceleration**. It is understood and agreed that upon the occurrence of any Event of Default (as defined in section 7 herein), Holder may elect to accelerate the unpaid balance of the principal and all accrued interest due and declare the same payable at once without notice or demand on any party to this instrument.

      7.   **Events of Default**. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("_Event of Default_"):

            (a)   if Maker shall fail to pay when due any payment of principal or interest on this Note;

        (b)   if, pursuant to the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "*Bankruptcy Law*"), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due; or

        (c)   if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker's properties; or (iii) orders the liquidation of Maker; provided that in each case the order or decree is not dismissed within 60 days.

        8.   **Remedies**. Upon the occurrence of any Event of Default (unless such Event of Default has been cured or waived by Holder), Holder may exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker will pay all reasonable costs of collection, legal expenses and attorney's fees incurred or paid by Holder in collecting or enforcing this Note.

        9.   **Waiver of Protest**. Maker waives presentation of payment, notice of non-payment, protest, notice of protest and agrees to all extensions and renewals of this Note, without notice.

        10.   **Waiver**. No delay or omission on the part of Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

        11.   **Governing Law**. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, which laws shall govern and control the construction, enforceability, validity and interpretation of this Note, without regard to choice of law provisions of the State of Illinois. Maker and Holder irrevocably agree that all suits, actions, or other proceedings in any way, manner or respect, arising out of or from or related to this Note, shall be subject to litigation in courts located within Dupage County, Illinois. Maker and Holder hereby consent and submit to the jurisdiction of any local, state or federal courts located within Dupage County, Illinois.

_____

Exhibit 1 to Promissory Note

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT ("*Agreement*") is effective as of the ___ day of _____, 20__, by and between _____, a _____ _____ (the "*Pledgor*") and _____ (the "*Pledgee*"):

RECITALS:

Pledgor has executed and delivered to Pledgee a certain promissory note in the principal sum of $_____. In exchange for Pledgee's acceptance of such promissory note, Pledgor desires to grant Pledgee a security interest in all of Pledgor's units in Craveworthy LLC, an Illinois limited liability company (the "*Company*"), as collateral security for the indebtedness now or hereinafter owed Pledgee by Pledgor.

It is therefore agreed:

1.   **Recitals**. The Recitals set forth above are a material part of this Agreement and the same are hereby incorporated by reference herein as if set forth verbatim.

2.   **Pledge**.   The Pledgor hereby grants a security interest to the Pledgee in instruments of the following description: all of Pledgor's units of the Company (or any successor to the Company), held from time to time by Pledgor (the "*Pledged Units*").   The Pledgor appoints the Pledgee his attorney to arrange for a legend with respect to the Pledged Units to be placed on the books of the Company in the name of the Pledgee. The Pledgee shall hold the Pledged Units as security for the repayment of all indebtedness now or hereinafter owed Pledgee from time to time by Pledgor, and shall not encumber or dispose of the Pledged Units except in accordance with the provisions of section 7 of this Agreement. Upon execution of this Agreement, Pledgor shall deliver a unit power in blank in favor of the Pledgee in the form attached in Exhibit A with respect to the Pledged Units.

3.   **Dividends**. Except as provided in Section 4, so long as Pledgor is not in default of the terms of: (1) this Agreement; or (2) the promissory note by and between Pledgor and Pledgee dated as of even date herewith (the "*Note*") during the term of this pledge, all dividends and other amounts received by the Pledgor as a result of Pledgor's record ownership of the Pledged Units shall not be subject to the terms of this Agreement.

4.   **Voting**. During the term of this pledge and subject to the terms of Company's Operating Agreement, and so long as the Pledgor is not in the performance of any of the terms of: this Agreement or (2) the Note, Pledgor shall have the right to vote the Pledged Units on all corporation questions.

5.   **Adjustments**. In the event that, during the term of this pledge, any dividend, reclassification, readjustment, or other change is declared or made in the Class A structure of the Company, all new, substituted, and additional units, or other securities, issued by reason of any

such change shall be held by the Pledgee under the terms of this Agreement in the same manner as the Pledged Units originally pledged hereunder.

6. **Warrants and Rights**. In the event that during the term of this Agreement, subscription warrants or any other rights or options shall be issued in connection with the Pledged Units, such warrants, rights, and options shall be immediately assigned by the Pledgee to the Pledgor, and if exercised by the Pledgor, all new Units or other securities in the Company (or such applicable successor entity), however acquired by the Pledgor, shall be immediately assigned to the Pledgee to be held under the terms of this Agreement in the same manner as the Pledged Units.

7. **Payment of Indebtedness**. Upon payment at maturity of all indebtedness now or hereinafter owed by Pledgor to Pledgee, less amounts theretofore received and applied by the Pledgee in reduction thereof, the Pledgee will release to the Pledgor all of the Pledged Units and all rights received by the Pledgee as a result of this Agreement.

8. **Default**. In the event that the Pledgor defaults in the performance of any of: (1) the terms of this Agreement or (2) the Note, the Pledgee shall have the rights and remedies provided in the Uniform Commercial Code in force in the State of Illinois and in this connection, the Pledgee may, upon five days' notice to the Pledgor, sent by registered mail, and without liability for any diminution in price which may have occurred, sell all the Pledged Units in such manner and for such price as the Pledgee may determine, and in addition thereto Pledgee shall be entitled to register the Pledged Units in Pledgee's name or in the name of Pledgee's nominee and exercise all corporate rights with respect thereto without liability therefor except to account to Pledgor for property actually received by it in respect of the Pledged Units as a result thereof. At any bona fide public sale, the Pledgee shall be free to purchase all or any part of the Pledged Units. Out of the proceeds of any sale, the Pledgee may retain an amount equal to the principal and interest then due on all indebtedness owed Pledgee by Pledgor, plus the amount of the expenses of the sale, and shall pay any balance of such proceeds to the Pledgor. In the event that the proceeds of any sale are insufficient to cover all indebtedness owed Pledgee by Pledgor plus expenses of the sale, the Pledgor shall remain liable to the Pledgee for any deficiency.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

PLEDGEE: **PLEDGOR:**

_____   _____

citrix | RightSignature



REFERENCE NUMBER
67044ADF-F800-46FE-8485-BF7618A933FB

SIGNATURE CERTIFICATE

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number 67044ADF-F800-46FE-8485-BF7618A933FB	**Document Name** 2023-01-01 Craveworthy Operating Agreement Final
Transaction Type Signature Request	**Filename** 2023-01-01_craveworthy_operating_agreement_final_.pdf
Sent At 01/11/2023 16:41 EST	**Pages** 43 pages
Executed At 01/12/2023 16:22 EST	**Content Type** application/pdf
Identity Method email	**File Size** 189 KB
Distribution Method email	**Original Checksum** 0c5e3da65417e2b7b2430840f91317a8c689cc20658d2ad290b1307920c089ee
Signed Checksum 67c67ad9933d7682650db87b9fc308ca030ca17ac229f031e619ec90f028cfe9	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Larry Swets **Email** lswets@itascafinancial.com **Components** 1	**Status** signed **Multi-factor Digital Fingerprint Checksum** 10620e48166e5536fb8d0223932ee0a8bf8757f2c0f38630e44a829861a2a704 **IP Address** 24.13.165.216 **Device** Chrome via Windows **Drawn Signature** **Signature Reference ID** A5198FA2 **Signature Biometric Count** 76	**Viewed At** 01/12/2023 16:19 EST **Identity Authenticated At** 01/12/2023 16:22 EST **Signed At** 01/12/2023 16:22 EST
Name Hassan Baqar **Email** hbaqar@sequoiafin.com **Components** 1	**Status** signed **Multi-factor Digital Fingerprint Checksum** d3ac8acb3945223bef5245b127674a115a802a6235fe3973b803bb8c3c41ad63 **IP Address** 24.13.165.216 **Device** Chrome via Windows **Drawn Signature** **Signature Reference ID** 3F3E4F52 **Signature Biometric Count** 80	**Viewed At** 01/12/2023 16:07 EST **Identity Authenticated At** 01/12/2023 16:07 EST **Signed At** 01/12/2023 16:07 EST
Name Gregg Majewski	**Status** signed	**Viewed At** 01/11/2023 16:53 EST

Email
gregg@wildcatinvst.com

Components
3

Multi-factor Digital Fingerprint Checksum
3e32c7c8f108f79493b9e5e29b40a80b001190dafc2b7aee934b12d44fbf82bb

IP Address
173.165.65.137

Device
Mobile Safari via iOS

Drawn Signature



Signature Reference ID
07DCD24B

Signature Biometric Count
58

Identity Authenticated At
01/11/2023 16:53 EST

Signed At
01/11/2023 16:53 EST

AUDITS

TIMESTAMP	AUDIT
01/11/2023 16:41 EST	Amy Taylor (ataylor@momkus.com) created document '2023-01-01_craveworthy_operating_agreement_final_.pdf' on Chrome via Windows from 69.8.122.92.
01/11/2023 16:41 EST	Hassan Baqar (hbaqar@sequoiafin.com) was emailed a link to sign.
01/11/2023 16:41 EST	Larry Swets (swetsholdings@gmail.com) was emailed a link to sign.
01/11/2023 16:41 EST	Gregg Majewski (gregg@wildcatinvst.com) was emailed a link to sign.
01/11/2023 16:53 EST	Gregg Majewski (gregg@wildcatinvst.com) viewed the document on Mobile Safari via iOS from 173.165.65.137.
01/11/2023 16:53 EST	Gregg Majewski (gregg@wildcatinvst.com) authenticated via email on Mobile Safari via iOS from 173.165.65.137.
01/11/2023 16:53 EST	Gregg Majewski (gregg@wildcatinvst.com) signed the document on Mobile Safari via iOS from 173.165.65.137.
01/12/2023 16:07 EST	Hassan Baqar (hbaqar@sequoiafin.com) viewed the document on Chrome via Windows from 24.13.165.216.
01/12/2023 16:07 EST	Hassan Baqar (hbaqar@sequoiafin.com) authenticated via email on Chrome via Windows from 24.13.165.216.
01/12/2023 16:07 EST	Hassan Baqar (hbaqar@sequoiafin.com) signed the document on Chrome via Windows from 24.13.165.216.
01/12/2023 16:09 EST	Amy Taylor (ataylor@momkus.com) modified the email for Larry Swets to 'lswets@itascafinancial.com'.
01/12/2023 16:09 EST	Amy Taylor (ataylor@momkus.com) modified a signer email for '2023-01-01_craveworthy_operating_agreement_final_.pdf' on Chrome via Windows from 69.8.122.92.
01/12/2023 16:09 EST	Larry Swets (lswets@itascafinancial.com) was emailed a link to sign.
01/12/2023 16:10 EST	Larry Swets (lswets@itascafinancial.com) was emailed a reminder.
01/12/2023 16:19 EST	Larry Swets (lswets@itascafinancial.com) viewed the document on Chrome via Windows from 24.13.165.216.
01/12/2023 16:22 EST	Larry Swets (lswets@itascafinancial.com) authenticated via email on Chrome via Windows from 24.13.165.216.
01/12/2023 16:22 EST	Larry Swets (lswets@itascafinancial.com) signed the document on Chrome via Windows from 24.13.165.216.